

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2023

Cecil D. Magpuri
Chief Executive Officer
Falcon's Beyond Global, Inc.
6996 Piazza Grande Avenue, Suite 301
Orlando, FL 32835

> **Re: Falcon's Beyond Global, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 1, 2023**
> **File No. 333-275243**

Dear Cecil D. Magpuri:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note your discussion here and in your Risk Factors section disclosing that despite a potential decline in the public trading price of your securities, "some of the selling securityholders may still experience a positive rate of return on the securities they purchased due to the price at which such selling securityholder initially purchased the securities." We also note the examples provided to illustrate the rate of return based on the current trading price in relation to the purchase price of certain securities by certain selling securityholders. Please disclose the potential profit all groups of selling securityholders will earn based on the current trading price. In this regard, we note that the current trading price appears to be higher than the purchase price for all selling securityholders.

2. We note the significant number of redemptions of your Class A Common Stock in connection with your Business Combination and the various extensions of the expiration of the period in which the company had to consummate the Business Combination and

that the shares being registered for resale will constitute a considerable percentage of your public float. Please revise your disclosure here and where appropriate to disclose the amount of shares being registered as a percentage of your public float. In this regard, we note that you have disclosed the percentage in comparison to the number of shares outstanding (not in comparison to your public float).

Risk Factors
Risks Related to this Offering by the Selling Securityholders
Sales of a substantial number of our securities in the public market..., page 9

3.   Please revise this risk factor to disclose the percentages that these shares currently represent of the total number of shares outstanding and of your public float. We note your disclosure on the cover page, for example, stating that the selling securityholders can sell, under this prospectus approximately 97% of your outstanding shares of common stock, 34% of your outstanding warrants and 220% of your outstanding Series A Preferred Stock.

Management's Discussion and Analysis of Financial Condition...
Overview of the Company, page 103

4.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that CilMar Ventures, LLC, FAST Sponsor II, LLC, Infinite Acquisitions Partners LLC and Katmandu Ventures, LLC will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services